SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

October 4, 2011

Re:                               Portugal Telecom, SGPS, S.A.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed May 6, 2011
(File No. 001-13758)

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Spirgel:

On behalf of our client Portugal Telecom, SGPS, S.A. (“Portugal Telecom” or the “Company”), we are writing to respond to the additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed by telephone on September 29, 2011 concerning the Annual Report on Form 20-F (the “Form 20-F”) of the Company for the fiscal year ended December 31, 2010, filed with the Commission on May 6, 2011 (File No. 001-13758).  This letter is in addition to, and supplements, our response to the initial Staff comments, which response was filed with the Commission as correspondence on September 16, 2011.

We note that the responses set forth below are based solely on information received from the Company’s management.

Item 18 — Financial Statements

Notes to Consolidated Financial Statements

Comment 1:                               Page F-91 of the Form 20-F states, “For purposes of impairment analysis, goodwill was allocated to cash generating units, which correspond to the reportable business segments (Note 7).”  Please confirm whether the reference in this sentence to “reportable business segments” should refer instead to “operating segments.”

Response:                                     The Company acknowledges the Staff’s comment and will modify the above-mentioned sentence to refer to “operating segments” in future Annual Reports on Form 20-F to be filed with the Commission, in accordance with Staff’s comment mentioned above.  The Company will also make conforming changes to refer to “operating segments” where applicable in Note 7 (Segment reporting) to the financial statements included future Annual Reports on Form 20-F.

Company Representations

Comment 2:                               Please file as correspondence a separate letter, signed by an officer of the Company, containing the “Tandy” representations set forth at the end of your letter dated September 16, 2011.

Response:                                         The Company has prepared the requested letter and will file it with the Commission on the date hereof.

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Please contact John C. Ericson at (212) 455-3520 with any questions or comments.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Ivette Leon, Assistant Chief Accountant
Kathryn Jacobson, Senior Staff Accountant
Luis Pacheco de Melo